FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2018

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

Ritva Sotamaa Chief Legal Officer and Group Secretary

Date: 01st February, 2018

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 01st February, 2018
Full Results 2017

Exhibit 99

2017 FULL YEAR RESULTS

GOOD ALL-ROUND PERFORMANCE WITH ACCELERATED VALUE CREATION

Performance highlights (unaudited)

Underlying performance			GAAP measures
		vs 2016			vs 2016
Full Year
Underlying sales growth (USG)(a)		3.1%	Turnover	€53.7bn	1.9%
USG excluding spreads(a)(b)		3.5%	Turnover excluding spreads	€50.7bn	2.2%
Underlying operating margin	17.5%	110bps	Operating margin	16.5%	170bps
Underlying earnings per share	€2.24	10.7%	Diluted earnings per share	€2.15	18.4%
Free Cash Flow	€5.4bn	€0.6bn	Net profit	€6.5bn	16.9%
Fourth Quarter
USG excluding spreads(a)(b)		4.3%	Turnover excluding spreads	€12.0bn	(1.6)%
USG(a)		4.0%	Turnover	€12.8bn	(1.7)%
Quarterly dividend payable in March 2018 €0.3585 per share
(a)
These amounts do not include any Q4 price growth in Venezuela. See pages 7-8 on non-GAAP measures for further details.
(b)
Unilever announced its agreement to sell the spreads business on 15 December 2017.

Full year highlights

●
Strong progress towards the strategic objectives set out for 2020

●
Underlying sales growth excluding spreads 3.5% with 2.4% price and volume 1.0%

●
Underlying operating margin up 110bps, reflecting strong savings delivery

●
Underlying earnings per share up 10.7%

●
Free cash flow up €0.6 billion to €5.4 billion, including a one-off payment of €0.6 billion to pension funds

●
Net profit increased 16.9% to €6.5 billion

Paul Polman: Chief Executive Officer statement

“We have delivered a good all-round performance with competitive growth, including an innovation-led improvement in volumes in the fourth quarter, and substantially increased margin, earnings and cash flow. This puts us well on track to deliver towards the strategic objectives set out for 2020 and demonstrates the progress we have made in transforming Unilever into a more resilient and more agile business.

2017 has once more been a year of major change for Unilever with the acceleration of the ‘Connected 4 Growth’ programme, that we announced in 2016. With the implementation of a more agile, consumer-facing organisation, we are seeing quality and speed of innovation further improve. At the same time, we have significantly stepped up the delivery from our savings programmes and continued the evolution of our portfolio with 11 acquisitions announced and completed in the year as well as the announcement of the disposal of the spreads business. All of this is making Unilever increasingly competitive in light of fast-changing consumer and technology trends.

Our priorities for 2018 are to grow volumes ahead of our markets, maintain strong delivery from our savings programmes and to complete the integration of Foods & Refreshment as well as the exit from spreads. We expect this will translate into another year of underlying sales growth in the 3% – 5% range, and an improvement in underlying operating margin and cash flow, that keeps us on track for the 2020 targets.”
1 February 2018

FULL YEAR OPERATIONAL REVIEW

Our markets: Overall market conditions remained challenging in 2017 with volumes in the markets in which we operate growing at less than 1%. We did, however, see some early signs of improving conditions in emerging markets.

Unilever overall performance: USG* excluding spreads was 3.5% with growth in all our categories. USG including spreads was 3.1%. Turnover increased 1.9% to €53.7 billion, which included an adverse currency impact of (2.1)% and 0.9% from acquisitions net of disposals. The step-up in volume growth in the fourth quarter to 3.2%, with 4.2% from emerging markets, included benefits from our strengthened innovation plan, and was supported by increased re-investment of savings, as well as a softer prior year comparator.

Gross margin improved by 40bps to 43.1%, primarily driven by both positive mix and the roll-out of the ‘5-S’ savings programme that more than offset commodity cost headwinds. The absolute level of brand and marketing investment was flat in local currencies versus the prior year, as savings in advertising production were re-invested in increased media spend, particularly in the second half of the year. As a percentage of turnover, brand and marketing investment was down 60bps. Overheads reduced by 10bps, driven by a further reduction in the underlying cost base partially offset by investment in capabilities including new business models and e-commerce. As a result, underlying operating margin improved by 110bps to 17.5%. Operating margin was 16.5%, up 170bps.

Update on 2020 programme: We are making strong progress towards the objectives we have set out:

The Country Category Business Teams (‘CCBTs’) are fully in place and helping to make our innovation pipeline stronger. They are beginning to enable us to roll out global innovations faster, and be more agile in responding to local trends. The integration of Foods and Refreshment into a single business, based in the Netherlands and operational since 1 January 2018, is well under way.

The savings programmes are delivering faster than expected, with savings of more than €2 billion in 2017. This puts us well on track towards our savings target of €6 billion, and a targeted underlying operating margin of 20% by 2020. The ‘5-S’ gross margin improvement programme is being rolled out from Home Care into all categories and realising savings across the supply chain. Zero based budgeting (‘ZBB’) is improving our productivity in brand and marketing investment as we reduce the cost of advertising production and increase investment in media channels. ZBB is also eliminating waste in those areas where we have over-saturated traditional media channels, as well as reducing overheads.

We are evolving the portfolio at an accelerated pace to ensure we have the platforms in place for long-term growth in attractive market segments and sales channels. In 2017, we have undertaken a number of bolt-on acquisitions, most significantly Carver skin care in South Korea. We acquired Sundial Brands in the United States and a 60% stake in Europe & Asia Commercial Company Ltd to build our operations in Myanmar. Other businesses acquired include Mãe Terra organic food in Brazil and Pukka Herbs organic herbal tea in the United Kingdom. We signed an agreement to purchase Quala home and personal care brands in Latin America and expect this transaction to close in the first quarter of 2018. We agreed to sell our global spreads business which we expect to exit around the middle of 2018.

Reflecting the acquisitions and a €5 billion share buy-back programme in 2017, we have reached a net debt /EBITDA ratio of 1.9x at year-end, close to our targeted leverage level of 2.0x. It is our intention to return the after-tax proceeds realised with the spreads disposal to shareholders, unless more value-creating acquisition alternatives arise.

With the purchase of the preference shares in Unilever N.V. we have also taken important steps to simplify our capital structure and improve corporate governance. The review of the dual-headed legal structure has progressed well and we expect to conclude it shortly.

* Wherever referenced in this announcement, USG and UPG for both the full year and the fourth quarter do not include any Q4 price growth in Venezuela. See pages 7-8 on non-GAAP measures for further details.

FULL YEAR OPERATIONAL REVIEW: CATEGORIES

	Fourth Quarter 2017				Full Year 2017
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in underlying operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever including spreads	12.8	4.0	3.2	0.7	53.7	3.1	0.8	2.3	110
Personal Care	5.2	4.4	4.4	-	20.7	2.9	1.4	1.5	110
Home Care	2.6	6.5	5.4	1.1	10.6	4.4	2.1	2.3	130
Home Care and Personal Care	7.8	5.1	4.7	0.3	31.3	3.4	1.6	1.8	110
Foods	3.3	1.4	0.3	1.1	12.5	1.0	(0.7)	1.7	60
Refreshment	1.7	4.0	2.3	1.6	9.9	4.9	0.4	4.5	160
Foods and Refreshment	5.0	2.3	1.0	1.3	22.4	2.7	(0.2)	3.0	110

Having previously announced the agreement to sell our South African spreads business, on 15 December 2017 we announced that we have agreed to sell the rest of our global spreads business for €6.825 billion. The table below provides information on our fourth quarter and full year 2017 performance excluding sales related to spreads.

	Fourth Quarter 2017				Full Year 2017
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever excluding spreads	12.0	4.3	3.5	0.8	50.7	3.5	1.0	2.4
Foods and Refreshment excluding spreads	4.2	2.8	1.2	1.6	19.4	3.6	0.2	3.4
Foods excluding spreads	2.5	1.9	0.4	1.5	9.5	2.2	(0.1)	2.2

Personal Care
Personal Care continued to grow the core with a strong set of innovations, that included five new brand launches, while expanding the portfolio organically and through acquisitions in attractive segments and channels. This led to a broad-based improvement in volumes in the fourth quarter but growth for the full year was adversely affected by challenging market and competitive conditions, particularly in Brazil and Indonesia. Skin cleansing delivered good growth, helped by Dove shower foam, a new premium format that delivers an improved sensorial experience, and the roll-out of Baby Dove to 26 countries. Lifebuoy with Activ Silver formula for enhanced germ-protection was rolled out across Asia, while Hijab Fresh, a new brand that provides a solution to the specific needs of the Muslim consumer, performed well. Growth in oral care picked up, supported by beauty-inspired innovations such as the Signal White Now Care Correction range, and the launch of Closeup in Argentina. In hair care, volume-led growth was driven by Sunsilk, helped by the global expansion into natural propositions, and by local launches such as Lux Botanifique in Japan. Deodorants grew competitively but growth was lower than in recent years. Dermalogica and Kate Somerville performed well in the prestige business. Dollar Shave Club and the acquisitions in 2017, Living Proof and Hourglass, grew at double-digit rates and will all contribute to underlying sales growth from twelve months after completion.

Underlying operating margin was up 110bps driven by higher gross margin and brand and marketing efficiencies from zero based budgeting.

Home Care
Home Care delivered another year of good growth and margin improvement. This was achieved by continued market development and benefit-led innovations that address emerging needs. In laundry, growth was driven by strong performances of the fabric conditioner Comfort in Asia and Europe, and the value brand Brilhante in Latin America. The roll-outs of Surf into Central and Eastern Europe and Omo into Iran performed well. In the United Kingdom, Persil Powergems, with 100% active ingredients delivering superior stain-removal and intense freshness, had a good start. In household care, Domestos demonstrated double-digit growth, helped by the roll-out of toilet blocks, which have reached 32 countries, and Cif’s premium sprays with improved formulation are now in more than 20 countries. The acquisition of Seventh Generation with its natural proposition performed well and started to contribute to underlying sales growth during the fourth quarter.

Underlying operating margin improved by 130bps mainly reflecting strong delivery of the 5-S gross margin improvement programme and zero based budgeting.

Foods
Foods continued to modernise the portfolio through innovations and acquistions while building its presence in emerging markets and sustaining a strong performance in food service channels. Growth in savoury, which was above the Group average, was driven by good performances of Knorr, which responded well to key consumer needs such as naturalness and time-saving cooking products, and local brands including Bango and Pot Noodle. In dressings, Hellmann’s relaunched the brand with stronger natural claims in 25 markets while the organic variants have been rolled out from North America into Europe. However, volume growth was moderated by increased promotional intensity during the year, particularly in North America. In spreads, the rate of decline slowed during the year, helped by good performances of innovations such as margarines with speciality oils and the roll-out of the dairy-free variants.

Underlying operating margin was up 60bps mainly due to brand and marketing investment efficiencies.

Refreshment
Refreshment had another good year despite increased new entrant competitive activity, particularly in North America. Innovations behind our premium ice cream brands performed well. These included Magnum pints that deliver the ultimate chocolate and ice cream experience in a tub and Magnum double raspberry and coconut variants, which contributed to double-digit growth at brand level. Breyers delights’ low-calorie, high-protein variants, that meet the growing consumer demand for these propositions, had a promising start. Leaf tea showed good growth as we are increasingly seeing the benefits of our innovations in speciality and premium tea segments. Lipton is successfully extending its presence in the faster-growing green and matcha segments. Brooke Bond grew strongly, helping Unilever to achieve market leadership in the tea category in India. T2 continued to show double-digit growth while Pure Leaf was introduced to Canada and the United Kingdom after the successful launch in the United States.

Underlying operating margin was up 160bps primarily driven by higher gross margins in both ice cream and tea, reflecting the premiumisation of the portfolio and savings delivery.

FULL YEAR OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Fourth Quarter 2017				Full Year 2017
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in underlying operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever including spreads	12.8	4.0	3.2	0.7	53.7	3.1	0.8	2.3	110
Asia/AMET/RUB	5.6	6.5	4.2	2.2	23.3	5.9	2.1	3.7	200
The Americas	4.2	3.4	3.4	-	17.5	2.4	0.2	2.2	50
Europe	3.0	0.3	1.3	(1.0)	12.9	(0.7)	(0.5)	(0.2)	60

	Fourth Quarter 2017				Full Year 2017
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Emerging markets	7.4	6.3	4.2	2.0	31.2	5.9	1.6	4.2
Developed markets	5.4	0.8	2.0	(1.1)	22.5	(0.6)	(0.2)	(0.3)
North America	2.2	2.3	3.2	(0.9)	9.4	-	0.1	(0.1)
Latin America	2.0	4.6	3.6	1.0	8.1	5.3	0.3	4.9

The table below provides information on our fourth quarter 2017 and full year 2017 performance excluding sales related to spreads.
	Fourth Quarter 2017				Full Year 2017
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Developed markets excluding spreads	4.8	1.0	2.2	(1.1)	20.5	(0.2)	0.1	(0.3)
Europe excluding spreads	2.6	0.3	1.4	(1.0)	11.3	(0.3)	(0.2)	(0.1)
North America excluding spreads	2.1	2.8	3.8	(1.0)	8.7	0.4	0.5	(0.1)

Asia/AMET/RUB
Underlying sales increased by 5.9%, with accelerated volume gains in the second half of the year and good performances for ice cream, cooking products and fabric conditioners. India performed strongly, driven by improved volume growth after the Goods and Services Tax implementation while price growth lowered as the benefits of the tax change were passed on to consumers. Growth in China picked up due to rapidly expanding e-commerce sales and new product launches. Turkey and Pakistan delivered double-digit growth across all categories while sales growth in Thailand, South Africa and Indonesia remained below historic levels reflecting challenging market conditions.

Underlying operating margin was up 200bps driven by increased gross margins and brand and marketing investment efficiencies.

The Americas
In North America, market growth was weak throughout the year, particularly in traditional sales channels. This resulted in flat underlying sales for the year despite competitive performances across most categories. The fourth quarter saw good volume gains, helped by innovations such as the new brand Love, Beauty & Planet and a return to growth in ice cream.

Latin America returned to volume growth in 2017, driven by strong performances in Mexico and Argentina. Price growth was well below recent years as currencies and inflation rates have stabilised in most countries. The sales decline in Brazil, where some consumers had switched to value brands, has slowed as economic conditions are starting to improve after several years of recession.

Underlying operating margin improved by 50bps as a result of higher gross margin in North America and ZBB savings in brand and marketing investment.

Europe
Markets remained challenging with subdued volume growth and continued price deflation in several countries, which led to a modest sales decline in Europe. Refreshment had a good year despite lapping a strong season in the prior year. Growth momentum in Home Care improved in the second half of the year but competitive intensity remained high in Personal Care and Foods. Central and Eastern Europe continued to perform well, the United Kingdom returned to growth but weak consumer demand and a challenging retail environment affected our performances in France and Germany.

Underlying operating margin was up 60bps primarily due to brand and marketing efficiencies.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS – FULL YEAR

Finance costs and tax
Net finance costs increased by €314 million to €877 million in 2017. This included a one-off cost of €382 million for the buy-back of the preference shares in Unilever N.V., which is not included in underlying earnings per share.

Despite an increase in net debt during the year, the cost of financing net borrowings at €399 million was €70 million lower than in 2016. Included within this was a €63 million reduction in other interest costs, largely reflecting a one-off benefit in Brazil relating to the interest element of an indirect tax amnesty programme. The impact of the higher levels of borrowing was offset by benefits from lower rates, resulting in the average interest rate on net debt falling to 2.7% from 3.5% in 2016. Pensions financing was a charge of €96 million, compared to €94 million in the prior year.

The underlying effective tax rate at 26.0% in 2017 was virtually the same as the prior year. Going forward we expect the underlying effective tax rate to remain at around 26%.

The effective tax rate however was sharply lower at 20.8% versus 26.2% in the prior year. The reduction was driven by three non-underlying items, notably the impact of US tax reform which resulted in a benefit of 720bps to the effective tax rate from restating deferred tax balances at the new lower federal tax rate. This benefit was partially offset by tax impacts arising from the AdeS disposal and from the buy-back of the preference shares in Unilever N.V.

Joint ventures, associates and other income from non-current investments
Net profit from joint ventures and associates contributed €155 million compared with €127 million in 2016, mainly due to growth in profits from the Pepsi Lipton joint venture and profit from disposal of an investment in a joint venture in India. Other income from non-current investments was €18 million versus €104 million in the prior year which included a gain of €107 million from the sale of financial assets.

Earnings per share
Underlying earnings per share increased by 10.7% to €2.24, after a negative currency impact of 0.3%. Constant underlying earnings per share increased by 11.0% primarily driven by underlying sales growth and improved underlying operating margin. These underlying measures exclude the post-tax impact of business disposals, acquisition and disposal-related costs, restructuring costs, impairments, one-off items within operating profit and any other significant unusual items within net profit but not operating profit.

Diluted earnings per share were up 18.4% at €2.15. In addition to the underlying improvement, this increase was mainly driven by a €578 million benefit from restating deferred tax balances at the new lower US federal tax rate and a €309 million gain on disposal for the AdeS soy beverage business, partially offset by a €382 million charge representing the premium paid for the purchase of the preference shares.

Free cash flow
Free cash flow delivery was strong at €5.4 billion, an improvement of €0.6 billion despite a one-off contribution of €0.6 billion to our pension funds. The step-up was mainly driven by higher underlying operating profit and lower net capital expenditure which was 3.0% of turnover, compared to 3.6% in 2016. Adjusting for the €0.6 billion one-off injection, free cash flow would be €6.0 billion.

Net debt
Closing net debt was €20.3 billion compared with €12.6 billion as at 31 December 2016, mainly reflecting the share buy-backs of €5 billion and the cost of acquisitions. Total financial liabilities amounted to €24.4 billion compared to €16.6 billion in the prior year. Cash and other current financial assets increased by €0.1 billion to €4.1 billion in 2017.

Pensions
The pension liability net of assets reduced to €0.6 billion at year-end versus €3.2 billion as at 31 December 2016. The decrease in the net pension liability was driven by strong investment returns and cash contributions that included a one-off cash injection of €0.6 billion.

Return on invested capital
Return on invested capital of 19.2% was maintained at the high level of the prior year. The improvement in post-tax impact of underlying operating profit fully compensated for the increase in goodwill and intangible assets as a result of acquisitions in attractive market segments and sales channels.

Finance and liquidity
In 2017, we announced the issuance of the following bonds:
●
30 January 2017: £350 million 1.125% fixed rate notes due February 2022
●
9 February 2017: €1.2 billion bond, equally split between 0.375% fixed rate notes due February 2023 and 1.0% fixed rate notes due February 2027
●
2 May 2017: Quadruple-tranche USD 3.15 billion bond, comprising of fixed rate notes of USD 800 million at 1.8% due May 2020, USD 850 million at 2.2% due May 2022, USD 500 million at 2.6% due May 2024, $1 billion at 2.9% due May 2027
●
31 July 2017: Triple-tranche €1.9 billion bond, comprising of fixed rate notes of €500 million at 0% due July 2021, €650 million at 0.875% due July 2025, €750 million at 1.375% due July 2029
●
15 September 2017: £500 million bond, equally split between 1.375% fixed rate notes due September 2024 and 1.875 % fixed rate notes due September 2029

The following bonds matured and were repaid:
●
February 2017 Renminbi 300 million 2.95% fixed rates notes
●
June 2017 £400 million 4.75% bonds
●
August 2017 USD 550 million 0.85% notes
●
October 2017 USD 150 million 7% bonds

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities, including those within Italy and South Africa. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters. During the second half of 2017 Unilever has recognised provisions of €80 million in relation to these cases.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition, the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

NON-GAAP MEASURES

Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

Unilever uses ‘constant rate’, and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior period average exchange rates into euro.
The table below shows exchange rate movements in our key markets.
	Annual Average rate in 2017	Annual Average rate in 2016
Brazilian Real (€1 = BRL)	3.573	3.889
Chinese Yuan (€1 = CNY)	7.608	7.355
Indian Rupee (€1 = INR)	73.258	74.588
Indonesia Rupiah (€1 = IDR)	15011	14770
UK Pound Sterling (€1 = GBP)	0.876	0.815
US Dollar (€1 = US $)	1.123	1.111
Argentine peso (€ = ARS)	18.401	16.292
MESURES (continued)NON-GAAP MEASURES (continued)
Underlying sales growth (USG)
Underlying Sales Growth or “USG” refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. Also excluded is the impact of price growth from countries where consumer price inflation (CPI) rates have escalated to extreme levels of 1,000% or more, and where management forecast that such a situation will continue for an extended period of time; at least one year. The reconciliation of changes in the GAAP measure turnover to USG is provided in notes 3 and 4.NON-GAAP MEASURES (continued)
Underlying volume growth (UVG)
Underlying Volume Growth or “UVG” is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (1) the increase in turnover attributable to the volume of products sold; and (2) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact to USG due to changes in prices. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Underlying price growth (UPG)
Underlying price growth or “UPG” is part of USG, and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (1) the volume of products sold; and (2) the composition of products sold during the period. In determining changes in price we exclude the impact of price changes arising in countries where consumer price inflation (CPI) rates have escalated to extreme levels of 1,000% or more and where management forecast that this situation is going to continue for an extended period of time; at least one year. This happens very rarely but in the fourth quarter of 2017 the actual and forecast inflation rates for Venezuela triggered such an exclusion. This treatment will be kept under regular review, but will not be revised until the fourth quarter of 2018 at the earliest. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditures and net interest payments and preference dividends paid. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. Free cash flow reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of net profit to FCF is as follows:

€ million	Full Year
(unaudited)	2017	2016
Net profit	6,486	5,547
Taxation	1,667	1,922
Share of net profit of joint ventures/associates and other income
from non-current investments	(173)	(231)
Net finance costs	877	563
Operating profit	8,857	7,801
Depreciation, amortisation and impairment	1,538	1,464
Changes in working capital	(68)	51
Pensions and similar obligations less payments	(904)	(327)
Provisions less payments	200	65
Elimination of (profits)/losses on disposals	(298)	127
Non-cash charge for share-based compensation	284	198
Other adjustments	(153)	(81)
Cash flow from operating activities	9,456	9,298
Income tax paid	(2,164)	(2,251)
Net capital expenditure	(1,621)	(1,878)
Net interest and preference dividends paid	(316)	(367)
Free cash flow	5,355	4,802
Net cash flow (used in)/from investing activities	(5,879)	(3,188)
Net cash flow (used in)/from financing activities	(1,433)	(3,073)

Non-underlying items
Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence.
●
Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other significant one-off items within operating profit
●
Non-underlying items not in operating profit but within net profit are: significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation
●
Non-underlying items are both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit

Underlying operating profit (UOP) and underlying operating margin (UOM)
Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:

€ million	Full Year
(unaudited)	2017	2016
Operating profit	8,857	7,801
Non-underlying items within operating profit (see note 2)	543	823
Underlying operating profit	9,400	8,624
Turnover	53,715	52,713
Operating margin (%)	16.5%	14.8%
Underlying operating margin (%)	17.5%	16.4%

Underlying earnings per share (EPS)
Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted combined average number of share units. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 6 on page 21 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders equity.

Earnings before interest, taxation, depreciation and amortisation (EBITDA)
Earnings before interest, taxation, depreciation and amortisation means operating profit before the impact of depreciation, amortisation and impairment as well as non-underlying items within operating profit. We use EBITDA in assessing our leverage level, which is expressed as net debt / EBITDA. The reconciliation of operating profit to EBITDA is as follows:

€ million	Full Year
(unaudited)	2017	2016
Operating profit	8,857	7,801
Depreciation, amortisation and impairment	1,538	1,464
Non-underlying items within operating profit (see note 2)	543	823
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	10,938	10,088

Underlying effective tax rate
The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net profit/(loss) of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment.NON-GAAP MEASURES (continued)

The reconciliation of taxation to taxation before tax impact of non-underlying items is as follows:

€ million	Full Year
(unaudited)	2017	2016
Taxation	1,667	1,922
Tax impact of:
Non-underlying items within operating profit(a)	77	213
Non-underlying items not in operating profit but within net profit(a)	578	-
Taxation before tax impact of non-underlying items	2,322	2,135
Profit before taxation	8,153	7,469
Non-underlying items within operating profit before tax(a)	543	823
Non-underlying items not in operating profit but within net profit before tax(a)	382	-
Share of net profit/loss of joint ventures and associates	(155)	(127)
Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	8,923	8,165
Underlying effective tax rate	26.0%	26.1%

(a) Refer to note 2 for further details on these items.

Constant underlying EPS
Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and Q4 2017 price growth in Venezuela divided by the diluted combined average number of share units. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.

The reconciliation of underlying earnings attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

€ million	Full Year
(unaudited)	2017	2016
Underlying profit attributable to shareholders' equity (see note 6)	6,315	5,785
Impact of translation of earnings between constant and current exchange rates
and translational hedges	310	194
Impact of Q4 2017 Venezuela price growth(a)	(153)	-
Constant underlying earnings attributable to shareholders' equity	6,472	5,979
Diluted combined average number of share units (millions of units)	2,814.0	2,853.9
Constant underlying EPS (€)	2.30	2.10
(a) See pages 7-8 for further details

In calculating the movement in constant underlying EPS, the constant underlying EPS for 2017 is compared to the underlying EPS for 2016 as adjusted for the impact of translational hedges, which was €2.07.NON-GAAP MEASURES (continued)
Net debt

Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables. It is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.

The reconciliation of total financial liabilities to net debt is as follows:

€ million	As at	As at
	31 December	31 December
(unaudited)	2017	2016
Total financial liabilities	(24,430)	(16,595)
Current financial liabilities	(7,968)	(5,450)
Non-current financial liabilities	(16,462)	(11,145)
Cash and cash equivalents as per balance sheet	3,317	3,382
Cash and cash equivalents as per cash flow statement	3,169	3,198
Add bank overdrafts deducted therein	167	184
Less cash and cash equivalents classified as held for sale	(19)	-
Other current financial assets	770	599
Net debt	(20,343)	(12,614)
NON-GAAP MEASURES (continued)
Return on invested capital (ROIC)
Return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. The measure provides a guide rail for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. ROIC is calculated as underlying operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities. In 2017 we have changed our definition of ROIC, refer to the table below.

€ million	Full Year
(unaudited)	2017	2016
Underlying operating profit before tax(a)	9,400	8,624
Tax on underlying operating profit(b)	(2,446)	(2,255)
Underlying operating profit after tax	6,954	6,369
Goodwill	16,881	17,624
Intangible assets	11,520	9,809
Property, plant and equipment	10,411	11,673
Net assets held for sale	3,054	205
Inventories	3,962	4,278
Trade and other current receivables	5,222	5,102
Trade payables and other current liabilities	(13,426)	(13,871)
Period-end invested capital	37,624	34,820
Average invested capital for the period	36,222	33,231
Return on invested capital(c)	19.2%	19.2%

(a) See reconciliation of operating profit to underlying operating profit on page 9
(b) Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by underlying effective tax rate of 26.0% (2016: 26.1%) which is shown on page 10.
(c) As noted on page 17 under the heading ‘Change in reporting of performance measures’, our previous non-GAAP measure of core operating profit is no longer used and we instead use underlying operating profit. We have changed our definition of return on invested capital (ROIC) to align with this change and restated the 2016 value, which has moved from 17.9% to 19.2%.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to underlying sales growth and underlying operating margin. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2016 and the Unilever Annual Report and Accounts 2016.

ENQUIRIES

Media:	Investors: Investor Relations Team
UK +44 79 1727 1819 treeva.fenwick@unilever.com	+44 20 7822 6830 investor.relations@unilever.com
or +44 78 2504 9151 louise.phillips@unilever.com
NL +31 10 217 4844 els-de.bruin@unilever.com
or +32 494 60 4906 freek.bracke@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

INCOME STATEMENT
(unaudited)

€ million	Full Year
	2017	2016	Increase /
			(Decrease)
			Current	Constant
			rates	rates

Turnover	53,715	52,713	1.9%	4.9%

Operating profit	8,857	7,801	13.5%	17.6%

After (charging)/crediting non-underlying items	(543)	(823)

Net finance costs	(877)	(563)
Finance income	157	115
Finance costs	(556)	(584)
Pensions and similar obligations	(96)	(94)
Net finance cost non-underlying items	(382)	-

Share of net profit/(loss) of joint ventures and associates	155	127
Other income/(loss) from non-current investments and associates	18	104

Profit before taxation	8,153	7,469	9.2%	13.3%

Taxation	(1,667)	(1,922)
After crediting tax impact of non-underlying items	655	213

Net profit	6,486	5,547	16.9%	21.2%

Attributable to:
Non-controlling interests	433	363
Shareholders’ equity	6,053	5,184	16.8%	21.3%

Combined earnings per share
Basic earnings per share (euros)	2.16	1.83	18.4%	23.0%
Diluted earnings per share (euros)	2.15	1.82	18.4%	23.0%

STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

€ million	Full Year
	2017	2016

Net profit	6,486	5,547

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans net of tax	1,282	(980)

Items that may be reclassified subsequently to profit or loss:
Currency retranslation gains/(losses) net of tax	(983)	217
Fair value gains/(losses) on financial instruments net of tax	(75)	(15)

Total comprehensive income	6,710	4,769

Attributable to:
Non-controlling interests	381	374
Shareholders’ equity	6,329	4,395

STATEMENT OF CHANGES IN EQUITY
(unaudited)

€ million	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
1 January 2016	484	152	(7,816)	22,619	15,439	643	16,082
Profit or loss for the period	-	-	-	5,184	5,184	363	5,547
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	-	-	(15)	-	(15)	-	(15)
Remeasurements of defined benefit pension plans net of tax	-	-	-	(980)	(980)	-	(980)
Currency retranslation gains/(losses)	-	-	189	17	206	11	217
Total comprehensive income	-	-	174	4,221	4,395	374	4,769
Dividends on ordinary capital	-	-	-	(3,600)	(3,600)	-	(3,600)
Movements in treasury shares(b)	-	-	(45)	(213)	(258)	-	(258)
Share-based payment credit(c)	-	-	-	198	198	-	198
Dividends paid to non-controlling interests	-	-	-	-	-	(364)	(364)
Currency retranslation gains/(losses) net of tax	-	(18)	-	-	(18)	-	(18)
Other movements in equity	-	-	244	(46)	198	(27)	171
31 December 2016	484	134	(7,443)	23,179	16,354	626	16,980
Profit or loss for the period	-	-	-	6,053	6,053	433	6,486
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	-	-	(76)	-	(76)	1	(75)
Remeasurements of defined benefit pension plans net of tax	-	-	-	1,282	1,282	-	1,282
Currency retranslation gains/(losses)	-	-	(903)	(27)	(930)	(53)	(983)
Total comprehensive income	-	-	(979)	7,308	6,329	381	6,710
Dividends on ordinary capital	-	-	-	(3,916)	(3,916)	-	(3,916)
Repurchase of shares(a)	-	-	(5,014)	-	(5,014)	-	(5,014)
Other movements in treasury shares(b)	-	-	(30)	(174)	(204)	-	(204)
Share-based payment credit(c)	-	-	-	284	284	-	284
Dividends paid to non-controlling interests	-	-	-	-	-	(345)	(345)
Currency retranslation gains/(losses) net of tax	-	(4)	-	-	(4)	-	(4)
Other movements in equity	-	-	(167)	(33)	(200)	96	(104)
31 December 2017	484	130	(13,633)	26,648	13,629	758	14,387
(a) Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programme announced on 6 April 2017. At 31 December 2017 these shares have not been cancelled and are recognised as treasury shares (see note 8).
(b) Includes purchases and sales of treasury shares other than the share buyback programme, and transfers from treasury shares to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.
(c) The share-based payment credit relates to the non-cash charge recorded in operating profit in respect of the fair value of share options and awards granted to employees.

BALANCE SHEET
(unaudited)

€ million	As at	As at
	31 December	31 December
	2017	2016
Non-current assets
Goodwill	16,881	17,624
Intangible assets	11,520	9,809
Property, plant and equipment	10,411	11,673
Pension asset for funded schemes in surplus	2,173	694
Deferred tax assets	1,085	1,354
Financial assets	675	673
Other non-current assets	557	718
	43,302	42,545
Current assets
Inventories	3,962	4,278
Trade and other current receivables	5,222	5,102
Current tax assets	488	317
Cash and cash equivalents	3,317	3,382
Other financial assets	770	599
Assets held for sale	3,224	206
	16,983	13,884

Total assets	60,285	56,429
Current liabilities
Financial liabilities	7,968	5,450
Trade payables and other current liabilities	13,426	13,871
Current tax liabilities	1,088	844
Provisions	525	390
Liabilities held for sale	170	1
	23,177	20,556
Non-current liabilities
Financial liabilities	16,462	11,145
Non-current tax liabilities	118	120
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	1,225	2,163
Unfunded schemes	1,509	1,704
Provisions	794	1,033
Deferred tax liabilities	1,913	2,061
Other non-current liabilities	700	667
	22,721	18,893

Total liabilities	45,898	39,449
Equity
Shareholders’ equity	13,629	16,354
Non-controlling interests	758	626
Total equity	14,387	16,980

Total liabilities and equity	60,285	56,429

CASH FLOW STATEMENT
(unaudited)

€ million	Full Year
	2017	2016
Net profit	6,486	5,547
Taxation	1,667	1,922
Share of net profit of joint ventures/associates and other income
from non-current investments and associates	(173)	(231)
Net finance costs	877	563
Operating profit	8,857	7,801
Depreciation, amortisation and impairment	1,538	1,464
Changes in working capital	(68)	51
Pensions and similar obligations less payments	(904)	(327)
Provisions less payments	200	65
Elimination of (profits)/losses on disposals	(298)	127
Non-cash charge for share-based compensation	284	198
Other adjustments	(153)	(81)
Cash flow from operating activities	9,456	9,298
Income tax paid	(2,164)	(2,251)
Net cash flow from operating activities	7,292	7,047
Interest received	154	105
Net capital expenditure	(1,621)	(1,878)
Other acquisitions and disposals	(4,335)	(1,701)
Other investing activities	(77)	286
Net cash flow (used in)/from investing activities	(5,879)	(3,188)
Dividends paid on ordinary share capital	(3,916)	(3,609)
Interest and preference dividends paid	(470)	(472)
Change in financial liabilities	8,928	1,771
Buy back of preference shares	(448)	-
Repurchase of shares	(5,014)	-
Other movements on treasury shares	(204)	(257)
Other financing activities	(309)	(506)
Net cash flow (used in)/from financing activities	(1,433)	(3,073)

Net increase/(decrease) in cash and cash equivalents	(20)	786

Cash and cash equivalents at the beginning of the period	3,198	2,128

Effect of foreign exchange rate changes	(9)	284

Cash and cash equivalents at the end of the period	3,169	3,198

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

1 ACCOUNTING INFORMATION AND POLICIES

Except as set out below the accounting policies and methods of computation are consistent with the year ended 31 December 2016. The condensed preliminary financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board. With effect from 1 January 2017 we have implemented amendments to IAS 7 ‘Statement of Cash Flows’. The impact on the Group is not material.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 13, the statement of comprehensive income on page 13, the statement of changes in equity on page 14 and the cash flow statement on page 16 are translated at exchange rates current in each period. The balance sheet on page 15 is translated at period-end rates of exchange.

The condensed financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006, which will be finalised and delivered to the Registrar of Companies in due course. Full accounts for Unilever for the year ended 31 December 2016 have been delivered to the Registrar of Companies; the auditors’ reports on these accounts were unqualified, did not include a reference to any matters by way of emphasis and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

Change in reporting of performance measures
Following our strategic review earlier this year, we announced that we would be accelerating savings programmes and being more active in the development of our portfolio, including exiting from our spreads business. This will mean spending significant funds on restructuring costs. In order to provide a clear picture of our performance against the objectives set out in the announcement of the outcome of the review, where relevant, our non-GAAP measures will now exclude restructuring costs, the change from our previous measure of core operating profit is the additional exclusion of restructuring costs that are not related to acquisitions and disposals.

Our non-GAAP measures have therefore changed from ‘core operating profit’, ‘core operating margin’, ‘core earnings per share’, ‘core effective tax rate’ and ‘constant core earnings per share’ to ‘underlying operating profit’, ‘underlying operating margin’, ‘underlying earnings per share’, ‘underlying effective tax rate’ and ‘constant underlying earnings per share’ respectively.

Underlying operating profit and underlying operating margin exclude the impact of business disposals, acquisition and disposal-related costs, restructuring costs, impairments and other one-off items, which we collectively term non-underlying items.

Underlying earnings per share, underlying effective tax rate and constant underlying earnings per share exclude post-tax impact of non-underlying items and post-tax impact of other significant unusual items within net profit but not operating profit.

The definitions of underlying operating profit, underlying operating margin, underlying earnings per share, underlying effective tax rate and constant underlying earnings per share are provided on pages 9 and 10. Note 2 explains non-underlying items in 2017 and 2016.NOTES TO THE CONDENSED FINANCIAL STATEMENTS

2 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

Non-underlying items
Non-underlying items are costs and revenues relating to gains and losses on business disposals, acquisition and disposal-related costs, restructuring costs, impairments and other one-off items within operating profit, and other significant and unusual items within net profit but outside of operating profit, which we collectively term non-underlying items, due to their nature and/or frequency of occurrence. These items are significant in terms of nature and/or amount and are relevant to an understanding of our financial performance.

Restructuring costs are charges associated with activities planned by management that significantly change either the scope of the business or the manner in which it is conducted.

€ million	Full Year
	2017	2016
Acquisition and disposal-related costs	(159)	(132)
Gain/(loss) on disposal of group companies(a)	334	(95)
Restructuring costs	(638)	(578)
Impairment and other one-off items(b)	(80)	(18)
Non-underlying items within operating profit before tax	(543)	(823)

Tax on non-underlying items within operating profit	77	213
Non-underlying items within operating profit after tax	(466)	(610)
Premium paid on buy back of preference shares (see note 9)	(382)	-
Tax impact of non-underlying items not in operating profit but within net profit:
Tax on premium paid on buy back of preference shares (non-deductible)	-	-
Impact of US tax reform	578	-
Non-underlying items not in operating profit but within net profit after tax	196	-
Non-underlying items after tax(c)	(270)	(610)

Attributable to:
Non-controlling interests	(8)	(9)
Shareholders’ equity	(262)	(601)

(a) 2017 includes a gain of €309 million from the sale of AdeS soy beverage business in Latin America.
(b) 2017 includes an €80 million charge for legal cases in relation to investigations by national competition authorities including those within Italy and South Africa. 2016 includes €18 million in foreign exchange losses resulting from remeasurement of the Argentinian business
(c) Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

3 SEGMENT INFORMATION – CATEGORIES

Fourth Quarter	Personal Care	Home Care	Home Care and Personal Care	Foods	Refreshment	Foods and Refreshment	Total

Turnover (€ million)
2016	5,240	2,573	7,813	3,376	1,861	5,237	13,050
2017	5,195	2,587	7,782	3,277	1,765	5,042	12,824
Change (%)	(0.9)	0.5	(0.4)	(2.9)	(5.2)	(3.7)	(1.7)
Impact of:
Exchange rates* (%)	(7.2)	(7.5)	(7.3)	(4.4)	(6.3)	(5.2)	(6.4)
Acquisitions (%)	2.4	2.1	2.3	0.2	1.3	0.6	1.6
Disposals (%)	-	(0.1)	(0.1)	-	(3.2)	(1.1)	(0.5)
Underlying sales growth (%)	4.4	6.5	5.1	1.4	4.0	2.3	4.0
Price (%)	-	1.1	0.3	1.1	1.6	1.3	0.7
Volume (%)	4.4	5.4	4.7	0.3	2.3	1.0	3.2

Full Year	Personal Care	Home Care	Home Care and Personal Care	Foods	Refreshment	Foods and Refreshment	Total

Turnover (€ million)
2016	20,172	10,009	30,181	12,524	10,008	22,532	52,713
2017	20,697	10,574	31,271	12,512	9,932	22,444	53,715
Change (%)	2.6	5.6	3.6	(0.1)	(0.8)	(0.4)	1.9
Impact of:
Exchange rates* (%)	(1.9)	(1.7)	(1.8)	(1.1)	(3.9)	(2.4)	(2.1)
Acquisitions (%)	1.8	3.1	2.2	0.1	0.3	0.2	1.3
Disposals (%)	(0.1)	(0.2)	(0.1)	(0.1)	(1.7)	(0.8)	(0.4)
Underlying sales growth (%)	2.9	4.4	3.4	1.0	4.9	2.7	3.1
Price (%)	1.5	2.3	1.8	1.7	4.5	3.0	2.3
Volume (%)	1.4	2.1	1.6	(0.7)	0.4	(0.2)	0.8
Operating profit (€ million)
2016	3,704	949	4,653	2,180	968	3,148	7,801
2017	4,103	1,138	5,241	2,275	1,341	3,616	8,857
Underlying operating profit (€ million)
2016	4,033	1,086	5,119	2,394	1,111	3,505	8,624
2017	4,375	1,288	5,663	2,471	1,266	3,737	9,400
Operating margin (%)
2016	18.4%	9.5%	15.4%	17.4%	9.7%	14.0%	14.8%
2017	19.8%	10.8%	16.8%	18.2%	13.5%	16.1%	16.5%
Underlying operating margin (%)
2016	20.0%	10.9%	17.0%	19.1%	11.1%	15.6%	16.4%
2017	21.1%	12.2%	18.1%	19.7%	12.7%	16.7%	17.5%
* Q4 underlying price growth in Venezuela has been excluded from the Price rows in the tables above, and an equal and opposite adjustment made in the Exchange rate rows.

The adjustment made at Total Group level in these tables in respect of Q4 price growth in Venezuela was 3.4% for the fourth quarter and 0.8% for the full year. Prior to this adjustment being made, fourth quarter price growth at Total Group level would have been 4.0% and fourth quarter exchange rate impact (9.4%). The corresponding adjustments for Refreshment were 24.5% for the fourth quarter and 4.4% for the full year, and for Foods and Refreshment 8.4% for the fourth quarter and 1.9% for the full year. There is no adjustment in the other categories.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Underlying operating margin is calculated as underlying operating profit divided by turnover.
(unaudited)

4 SEGMENT INFORMATION – GEOGRAPHICAL AREA

Fourth Quarter	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2016	5,547	4,481	3,022	13,050
2017	5,556	4,239	3,029	12,824
Change (%)	0.2	(5.4)	0.2	(1.7)
Impact of:
Exchange rates* (%)	(8.0)	(8.3)	(0.6)	(6.4)
Acquisitions (%)	2.3	1.5	0.5	1.6
Disposals (%)	-	(1.4)	-	(0.5)
Underlying sales growth (%)	6.5	3.4	0.3	4.0
Price (%)	2.2	-	(1.0)	0.7
Volume (%)	4.2	3.4	1.3	3.2

Full Year	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2016	22,445	17,105	13,163	52,713
2017	23,266	17,525	12,924	53,715
Change (%)	3.7	2.5	(1.8)	1.9
Impact of:
Exchange rates* (%)	(3.0)	(1.3)	(1.4)	(2.1)
Acquisitions (%)	1.1	2.4	0.3	1.3
Disposals (%)	(0.2)	(1.1)	(0.0)	(0.4)
Underlying sales growth (%)	5.9	2.4	(0.7)	3.1
Price (%)	3.7	2.2	(0.2)	2.3
Volume (%)	2.1	0.2	(0.5)	0.8
Operating profit (€ million)
2016	3,275	2,504	2,022	7,801
2017	3,802	3,086	1,969	8,857

Underlying operating profit (€ million)
2016	3,529	2,905	2,190	8,624
2017	4,108	3,063	2,229	9,400

Operating margin (%)
2016	14.6%	14.6%	15.4%	14.8%
2017	16.3%	17.6%	15.2%	16.5%

Underlying operating margin (%)
2016	15.7%	17.0%	16.6%	16.4%
2017	17.7%	17.5%	17.2%	17.5%
* Q4 underlying price growth in Venezuela has been excluded from the Price rows in the tables above, and an equal and opposite adjustment made in the Exchange rate rows.

The adjustment made at Total Group level in these tables in respect of Q4 price growth in Venezuela was 3.4% for the fourth quarter and 0.8% for the full year. Prior to this adjustment being made, fourth quarter price growth at Total Group level would have been 4.0% and fourth quarter exchange rate impact (9.4%). The corresponding adjustments for the Americas were 10.1% for the fourth quarter and 2.6% for the full year. There is no adjustment in the other geographical areas.NOTES TO THE CONDENSED FINANCIAL ATEMENTS

5 TAXATION

The effective tax rate for the year was 20.8% compared to 26.2% in 2016. The change was primarily driven by the impact of the US tax reform which resulted in a 720bps tax benefit. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

€ million	Full Year 2017			Full Year 2016
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax

Fair value gains/(losses) on financial instruments	(61)	(14)	(75)	(15)	-	(15)
Remeasurements of defined benefit pension plans	1,620	(338)	1,282	(1,221)	241	(980)
Currency retranslation gains/(losses)	(1,024)	41	(983)	217	-	217
Other comprehensive income	535	(311)	224	(1,019)	241	(778)

6 COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury shares.

In calculating diluted earnings per share and underlying earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share options by employees.

Earnings per share for total operations for the twelve months were calculated as follows:
	2017	2016
Combined EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	6,053	5,184
Average number of combined share units (millions of units)	2,801.6	2,840.2
Combined EPS – basic (€)	2.16	1.83

Combined EPS – Diluted
Net profit attributable to shareholders’ equity (€ million)	6,053	5,184
Adjusted average number of combined share units (millions of units)	2,814.0	2,853.9
Combined EPS – diluted (€)	2.15	1.82

Underlying EPS
Net profit attributable to shareholders’ equity (€ million)	6,053	5,184
Post tax impact of non-underlying items attributable to shareholders’ equity (see note 2)	262	601
Underlying profit attributable to shareholders’ equity	6,315	5,785
Adjusted average number of combined share units (millions of units)	2,814.0	2,853.9
Underlying EPS – diluted (€)	2.24	2.03

In calculating underlying earnings per share, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items.

During the period the following movements in shares have taken place:
Millions
Number of shares at 31 December 2016 (net of treasury shares)	2,839.7
Shares repurchased under the share buyback programme	(101.9)
Net movements in shares under incentive schemes	1.1
Number of shares at 31 December 2017	2,738.9

7 ACQUISITIONS AND DISPOSALS

In 2017, the Group completed the following business acquisitions and disposals as listed below. Total consideration for 2017 acquisitions is €4,912 million (2016: €2,069 million for acquisitions completed during that year).

Deal completion date	Acquired/Disposed business
1 February 2017	Acquired Living Proof, an innovative premium hair care business, using patented technology and breakthrough science. Living Proof forms part of our prestige Personal Care business.
28 March 2017	Sold the AdeS soy beverage business in Latin America to Coca Cola FEMSA and The Coca Cola Company.
1 May 2017	Acquired Kensington’s, a condiment maker. Kensington’s is a mission-driven company with a leading brand sold in the organic and naturals marketplace.
1 August 2017	Acquired 60% of EAC Myanmar, a home care business to form Unilever EAC Myanmar Company Limited.
1 August 2017	Acquired Hourglass, a luxury colour cosmetics business, known for innovation and exceptional product. Hourglass forms part of our prestige Personal Care business.
7 September 2017	Acquired Pukka Herbs, an organic herbal tea business that enhances our presence in the Naturals segment of Refreshment.
9 September 2017
Acquired Weis, an ice cream business. Weis is a second-generation Australian ice cream and frozen dessert manufacturer with the original iconic Fruito Bar and aims to increase our market position in Refreshment.

1 November 2017
Acquired 98% of Carver Korea, a leading skincare business in North Asia from Bain Capital Private Equity and Goldman Sachs. The brands acquired provide Unilever a presence in South Korea. Further details are provided below.

1 December 2017
Acquired Mãe Terra, a Brazilian naturals and organic food business. Mãe Terra is a fast-growing and well-loved brand in Brazil and adds to the Foods business by providing health-conscious consumers with organic and nutritious food products.

11 December 2017	Acquired TAZO, the leading brand in the specialty tea category, which enhances our presence in the Black, Green and Herbal tea segments of Refreshment.
18 December 2017	Acquired Sundial Brands, a leading haircare and skincare company recognised for its innovative use of high-quality and culturally authentic ingredients.
31 December 2017
Acquired Schmidt’s Naturals, a personal care company. Schmidt’s Naturals is a strong, innovative brand in the fast-growing naturals category, that will complement our existing portfolio of US deodorants.

In addition to the completed deals in the table above:

-
On 15 May 2017, the Group announced that it had signed an agreement to purchase the home and personal care business of Quala in Latin America. Subject to regulatory approval, this transaction is expected to complete during the first quarter of 2018.

-
On 22 September 2017, the Group announced the disposal of the South African spreads business plus a cash consideration of €331 million in exchange for Remgro’s 25.75% shareholding in Unilever South Africa. Subject to regulatory approval, this transaction is expected to complete during 2018.

-
On 15 December 2017, the Group announced that it had signed an agreement with KKR to sell its global spreads business excluding South Africa). Subject to regulatory approval, the sale is expected to complete during 2018.

Carver Korea acquisition
The Group acquired 98% equity of Carver Korea for a cash consideration of €2,284 million. This acquisition adds the AHC brand to Unilever’s portfolio.

The provisional fair value of net assets for the acquisition that is recognised on the balance sheet is €1,281 million; the provisional fair values have been determined pending the completion of valuations in 2018. The intangible assets are principally brands. No contingent liabilities were acquired.

The provisional estimate of goodwill is €1,030 million. It represents the future value which the Group believes it will obtain through operational synergies and the market position.

Total acquisition-related costs incurred to date for Carver Korea are €1 million which have been recorded within non-underlying items in the income statement for the year ended 31 December 2017.

Since acquisition, Carver Korea has contributed €75 million to Group revenue and €23 million to Group operating profit. If the acquisition had taken place at the beginning of the year, Group revenue would have been €53,984 million and Group operating profit would have been €8,982 million.

The following table summarises the consideration paid and net assets acquired for the Group’s acquisition of Carver Korea and other acquisitions.

€ million	Carver	Other acquisitions	Total 2017
Intangible assets	1,520	1,090	2,610
Other non-current assets	14	79	93
Trade and other receivables	18	78	96
Other current assets	150	99	249
Non-current liabilities	(369)	(119)	(488)
Current liabilities	(52)	(85)	(137)
Net assets acquired	1,281	1,142	2,423
Non-controlling interest	(27)	(23)	(50)
Goodwill	1,030	1,509	2,539
Cash consideration	2,284	2,541	4,825
Deferred consideration	-	87	87
Total consideration	2,284	2,628	4,912

8 SHARE BUYBACK PROGRAMME

On 6 April 2017, Unilever announced a share buyback programme of €5 billion in 2017.  As at 31 December 2017, the Group has repurchased 101,942,383 ordinary shares as part of the programme which are held by Unilever as treasury shares. Consideration paid for the repurchase of shares including transaction costs was €5,014 million which is recorded within other reserves.

9 PURCHASE OF PREFERENCE SHARES

On 11 October 2017 Unilever Corporate Holdings Nederland B.V., a wholly owned subsidiary of Unilever PLC launched an unconditional and irrevocable offer for the purchase of the issued and outstanding 6% and 7% preference shares in the capital of Unilever N.V. On 3 November 2017, the offer period ended with 99% of the preference shares having been tendered.

Consideration paid for the repurchase of these shares in 2017 was €448 million and a liability of €2 million is recorded in other financial liabilities for the remaining 1% as statutory buy out proceedings have been initiated. As the preference shares were classified as debt in the balance sheet, the difference between consideration paid and carrying value of the shares of €382 million is recorded within finance costs in the consolidated income statement.

10 FINANCIAL INSTRUMENTS

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value		Carrying amount
	As at 31 December 2017	As at 31 December 2016	As at 31 December 2017	As at 31 December 2016
Financial assets
Cash and cash equivalents	3,317	3,382	3,317	3,382
Held-to-maturity investments	163	142	163	142
Loans and receivables	463	398	463	398
Available-for-sale financial assets	564	509	564	509
Financial assets at fair value through profit and loss:
Derivatives	116	91	116	91
Other	139	132	139	132
	4,762	4,654	4,762	4,654
Financial liabilities
Preference shares	-	(125)	-	(68)
Bank loans and overdrafts	(995)	(1,147)	(992)	(1,146)
Bonds and other loans	(23,368)	(15,844)	(22,709)	(15,053)
Finance lease creditors	(147)	(165)	(131)	(143)
Derivatives	(421)	(185)	(421)	(185)
Other financial liabilities	(177)	-	(177)	-
	(25,108)	(17,466)	(24,430)	(16,595)

€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	As at 31 December 2017			As at 31 December 2016
Assets at fair value
Other cash equivalents	-	80	-	-	90	-
Available-for-sale financial assets	215	7	342	138	98	273
Financial assets at fair value through profit or loss:
Derivatives(a)	-	173	-	-	226	-
Other	137	-	2	-	131	1
Liabilities at fair value
Derivatives(b)	-	(534)	-	-	(331)	-
Deferred consideration	-	-	(445)	-	-	(380)
(a) Includes €57 million (2016: €135 million) derivatives, reported within trade receivables, that hedge trading activities.
(b) Includes €(113) million (2016: €(146) million) derivatives, reported within trade creditors, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2016. There were also no significant movements between the fair value hierarchy classifications since 31 December 2016.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.

Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2016.
 TO THE CONDENSED FINANCIAL STATEMENTS
11 ASSETS AND LIABILITIES HELD FOR SALE

The following assets and liabilities have been disclosed as held for sale at 31 December 2017:

€ million	2017 Spreads(a)	2017 Total	2016 Total(b)

Property, plant and equipment held for sale	-	30	22

Disposal groups held for sale
Non-Current assets
Goodwill and intangible assets	2,311	2,311	98
Property, plant and equipment	548	552	46
Deferred tax assets	145	145	-
Other non-current assets	1	1	-
	3,005	3,009	144
Current assets
Inventories	130	130	34
Trade and other receivables	17	18	1
Current tax assets	13	13	-
Cash and cash equivalents	19	19	-
Other	-	5	5
	179	185	40
Assets held for sale	3,184	3,224	206

Current liabilities
Trade payables and other current liabilities	106	106	1
Current tax liabilities	11	11	-
Provisions	1	1	-
	118	118	1
Non-Current liabilities
Pensions and post-retirement healthcare liabilities	9	9	-
Provisions	1	1	-
Deferred tax liabilities	42	42	-
	52	52	-
Liabilities held for sale	170	170	1
(a) Refer to note 7 for an explanation of this disposal.
(b) In 2016, disposal groups held for sale were primarily related to the AdeS soy beverage business in Latin America.OTES TO THE CONDENSED FINANCIAL STATEMENTS

12 DIVIDENDS

The Boards have declared a quarterly interim dividend for Q4 2017 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:   € 0.3585
Per Unilever PLC ordinary share:   £ 0.3155
Per Unilever N.V. New York share:   US$ 0.4452
Per Unilever PLC American Depositary Receipt: US$ 0.4452

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by WM/Reuters on 30 January 2018.

US dollar cheques for the quarterly interim dividend will be mailed on 21 March 2018 to holders of record at the close of business on 16 February 2018. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2018 will be as follows:

	Announcement Date	NV, PLC, NV NY and PLC ADR ex-Dividend Date	Record Date	Payment Date
Quarterly dividend for Q4 2017	1 February 2018	15 February 2018	16 February 2018	21 March 2018

Quarterly dividend for Q1 2018	19 April 2018	3 May 2018	4 May 2018	6 June 2018

Quarterly dividend for Q2 2018	19 July 2018	2 August 2018	3 August 2018	5 September 2018

Quarterly dividend for Q3 2018	18 October 2018	1 November 2018	2 November 2018	5 December 2018

13 EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.